December 29, 2025

Shachar Shlosberger
Chief Financial Officer
Enlivex Therapeutics Ltd.
FISCHER (FBC & Co.)
146 Menachem Begin Street Tel Aviv
6492103, Israel

       Re: Enlivex Therapeutics Ltd.
           Registration Statement on Form F-3
           Filed December 23, 2025
           File No. 333-292417
Dear Shachar Shlosberger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Drew M. Altman